Exhibit (a)(1)(b)

FROM:	Ken Oshman
SUBJECT:	Echelon Corporation Stock Option Exchange Program
DATE:	September 21, 2004

Today, I am happy to announce that we are offering you the opportunity to participate in an employee Stock Option Exchange Program. Stock options are a valuable motivation and retention tool and, as such, help to align employee and stockholder interests. Many of the currently outstanding stock options held by our employees and the employees of our subsidiaries are “underwater”, which means that the per share exercise prices of the stock options are greater than the current market price of our common stock. As a result, the Board of Directors has approved a Stock Option Exchange Program, which is structured to help assure that employees receive appropriate incentive to continue to grow our business and meet our objectives.

The Stock Option Exchange Program will allow you to exchange certain underwater stock options for new stock options. These new stock options will be granted on the first U.S. business day that is at least six months and one day after the exchanged stock options are cancelled. For most employees, the price of these new options will be equal to the closing price of our common stock on the new option grant date. However, the exercise price of the new options may be higher, for legal reasons, for employees in France or Italy, and also may be higher for our executive officers.

I am very sorry that the materials included with this letter describing the Stock Option Exchange Program may seem voluminous, but it is very important that you read and try to understand and act on all of these materials. The various summaries in this letter and in the Offer to Exchange are a good way to get started. For your convenience, the Summary Term Sheet, which contains a question and answer section, is attached to this letter as a separate document. In addition, below is a summary of some aspects of the Stock Option Exchange Program that should help familiarize you with the principal terms. I believe this program is potentially very important to you and urge you to take the time to study the materials, ask questions about anything you do not understand and make an informed decision about whether or not to participate. If you do nothing, you will be making a decision not to participate and you will retain your current options under their current terms and conditions.

Eligible Employees: You are eligible to participate in the Stock Option Exchange Program if you are our employee (including of one of our subsidiaries) and you remain employed by us or a successor entity through the date on which the exchanged options are cancelled. However, the non-employee members of our board of directors, Beatrice Yormark, Oliver R. Stanfield and I are not eligible to participate in the program. In order to receive a new option, you must remain an employee through the new option grant date, and in order to vest in your new option, you must remain an employee or other service provider on each relevant vesting date.

Eligible Options: All outstanding options that were granted under Echelon’s 1997 Stock Plan. In order to be eligible, options must be outstanding as of immediately prior to their cancellation under this offer. If you participate in this offer, you must exchange all options granted on or after March 20, 2004, if any.

Exchange Ratio: The number of new stock options that you will be granted will be determined according to the exercise price of your stock options that will be replaced, as follows:

•	Exchanged options granted with an exercise price of $11.99 or less will be replaced with new options at an exchange ratio of one (1) new option for every one (1) exchanged option;

•	Exchanged options granted with an exercise price greater than or equal to $12.00, but less than or equal to $14.99, will be replaced with new options at an exchange ratio of two (2) new options for every three (3) exchanged options;

•	Exchanged options granted with an exercise price greater than or equal to $15.00, but less than or equal to $19.99, will be replaced with new options at an exchange ratio of one (1) new option for every two (2) exchanged options;

•	Exchanged options granted with an exercise price greater than or equal to $20.00, but less than or equal to $29.99, will be replaced with new options at an exchange ratio of one (1) new option for every three (3) exchanged options; and

•	Exchanged options granted with an exercise price greater than or equal to $30.00, will be replaced with new options at an exchange ratio of one (1) new option for every five (5) exchanged options.

Vesting: The new options will be subject to a one-year vesting cliff, and no portion of the new options will be vested on the new option grant date. After the one-year vesting cliff, your new option will be vested to the same extent and will continue to vest at the same percentage rate as your exchanged option was scheduled to vest. As a result, any prior vesting of your exchanged options will have a positive impact on the vesting schedule of your new options once they begin to vest. Each new option will vest as follows:

•	One year after the new option grant date, each new option grant will receive credit for all vesting that would have accrued under the exchanged option had it remained outstanding through the initial cliff vesting date (expected to be April 22, 2006), as adjusted to account for the exchange ratio. Thereafter, each new option grant will continue to vest and become exercisable as to 1/48th of the shares subject to the new option on each monthly anniversary of the new option grant date.

•	As a result of the initial cliff vesting requirement, if your service with us terminates (for any reason or no reason) before the one-year anniversary of the new option grant date, your new options will expire unvested, and you will not be able to exercise any portion of your new options.

•	Vesting on any date is subject to your continued service to us through each relevant vesting date.

•	We reserve the right to make minor modifications to the vesting schedule of any new options to eliminate fractional vesting (such that a whole number of shares will vest on each vesting date).

Notwithstanding the foregoing, if you are a resident of France, you may be subject to additional restrictions with respect to vesting and exercise as described in Schedule D of the Offer to Exchange.

Exercise Price of the New Options: For most employees, the exercise price per share of the new options will be the fair market value on the new option grant date, which will generally be equal to the closing price of Echelon common stock on the Nasdaq National Market on the new option grant date. Since the new option grant date is in the future, we cannot predict the exercise price of the new options. Due to the requirements of local law, the exercise price for employees in France or Italy may be higher. In addition, the exercise price of any new options granted to our executive officers will be the higher of the closing price of our common stock on the new option grant date or 115% of the closing price on the date the exchanged option is cancelled.

Term of the New Options: New options will expire on the later of:

•	The same date as the scheduled expiration of your exchanged option, or

•	2 years from the new option grant date.

In each case, new options will expire earlier upon your termination of employment with Echelon. In addition, if you are a resident of France, your new option will have a different expiration date, as described in the Offer to Exchange.

SEC regulations require that we have an offer period that gives you at least 20 U.S. business days to decide whether to participate in the Stock Option Exchange Program. At the end of the 20 U.S. business days, we will close the offer period and the exchanged options that are accepted for inclusion in the Stock Option Exchange Program will be cancelled. Accounting regulations require us to wait a minimum of six months and one day from the cancellation date before we grant the new options. We expect the offer period to close on October 20, 2004 and the exchanged options to be cancelled on October 21, 2004. Accordingly, we expect to grant new options on April 22, 2005. However, the new option grant date may be different for employees who are residents of France. Please note that the dates may change if we choose to extend the offer period. You must be an employee of Echelon or its subsidiaries continuously until the date we grant the new options in order to receive new options.

The Stock Option Exchange Program is being made under the terms and subject to the conditions of an Offer to Exchange and the related Election Form and Withdrawal Form, which are available on Echelon Inside and in our SEC filing which can be accessed on the SEC’s web site at http://www.sec.gov. You should carefully read all of these documents before you decide whether to participate in the offer.

We have attempted to anticipate many of the questions you may have regarding the terms of the Stock Option Exchange Program and have included some frequently asked questions as part of the Offer to Exchange, which are attached to this letter as a separate document, and which you may view or download from the two web sites identified above. We will distribute to you a summary of your outstanding stock options by internal mail.

Participation is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Exchange. We recommend that you speak with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the Stock Option Exchange Program. As mentioned above, if you choose not to participate, you will retain your current options under their current terms and conditions.

To participate in the Stock Option Exchange Program, you must properly complete and sign the Election Form and return it to Gibson Anderson before the offer expires at 5:00 p.m., Pacific Time, on October 20, 2004 by facsimile at (408) 790-3355 or by hand at Echelon Corporation, 550 Meridian Avenue, San Jose, CA 95126 U.S.A. If Gibson Anderson has not received your properly completed and signed Election Form before the offer expires, you will have rejected this offer and you will keep your current options. These forms are included in the Offer to Exchange, which is available on Echelon Inside or outside Gibson Anderson’s office.

Please carefully read all of the offer documents. This letter is an introduction to the offer, but does not detail all the terms and conditions that apply. Please direct any questions you may have to Gibson Anderson, Kathy Bloch or Mike Marszewski at Echelon at the following telephone numbers:

Gibson Anderson (408) 938-5203	Kathy Bloch (408) 938-5382	Mike Marszewski (408) 938-5230